UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ________)*

Digital Ally, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

25382P109
(CUSIP Number)

Stephen Gans
1680 Michigan Avenue, Suite 1001
Miami Beach, Florida 33139
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

June 14, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No.

1	Name of Reporting Persons
Stephen Gans
I.R.S. Identification Nos. of above persons (entities only)
Intentionally Omitted

2	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐
(b) ☒

3	SEC Use Only

4	Source of Funds (See Instructions) PF

5	Check if Disclosure Of Legal Proceedings Is Required Pursuant to Items 2(d) OR 2(e)	☐

6	Citizenship or Place of Organization United States

	7	Sole Voting Power
Number of Shares		1,202,319
Beneficially
Owned by Each	8	Shared Voting Power
Reporting Person		0
With
	9	Sole Dispositive Power
		1,202,319

	10	Shared Dispositive Power
		0

11	Aggregate Amount Beneficially Owned By Each Reporting Person
1,202,319

12	Check if the Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions)	☐

13	Percent of Class Represented by Amount in Row (11)
7.22

12	Type of Reporting Person (See Instructions) IN

Item 1. Security and Issuer

The title of the class of security to which this statement relates is the common stock, par value $0.001 per share (the “Common Stock”) of Digital Ally, Inc., a Nevada corporation (the “Issuer”), whose principal executive offices are located at 8000 W. 110 th Street, Suite 200, Overland Park, KS 66210.

Item 2. Identity and Background

This statement is being filed on behalf of Stephen Gans (the “Reporting Person”), an individual whose principal executive offices are located at 1680 Michigan Avenue, Suite 1001, Miami Beach, Florida 33139.

The principal business of the Reporting Person is investments.

During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The shares of the Issuer’s Common Stock reported herein were acquired by the Related Person for an aggregate purchase price of $1,410,304.18 (including brokerage commissions). The source of such funds was the personal funds of the Reporting Person.

Item 4. Purpose of Transaction

The shares of Common Stock were acquired by the Reporting Person in the belief that such shares were undervalued. The Reporting Person intends to explore seeking representation on the Issuer’s board of directors and/or have conversations with the Issuer's management to discuss the business and operations of the Issuer and the maximization of shareholder value and seek to perhaps influence decisions on any plans or proposals of the type described in paragraphs (a) through (j) of Item 4 of Schedule 13D and may, at any time and from time to time, review, reconsider and discuss with the Issuer or others his positions with respect to the Issuer which could thereafter result in the adoption of such plans and proposals.

The Reporting Person may, from time to time and at any time, acquire additional shares of Common Stock and/or other equity, debt, notes, instruments or other securities of the Issuer, or related to the securities of the Issuer (collectively, "Securities"), in the open market or otherwise. The Reporting Person reserves the right to dispose of any or all of such Securities in the open market or otherwise, at any time and from time to time, and to engage in any hedging or similar transactions with respect to such Securities.

The Reporting Person reserves the right to change his plans and intentions at any time as he deems appropriate.

Item 5. Interest in Securities of the Issuer

(a) As of the date of this Schedule 13D, as discussed above, the Reporting Person owns 1,202,319 shares of the Issuer’s Common Stock, which constitutes approximately 7.22% of the outstanding shares of Common Stock of the Issuer, based on 16,657,218 shares of Common Stock outstanding;

(b) The Reporting Person has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock referred to herein;

(c) The following table sets forth all transactions with respect to shares of the Issuer’s Common Stock effected during the past sixty (60) days by the Reporting Persons, inclusive of any transactions effected through 5:00 p.m., New York City time, on June 23, 2011. All such transactions were purchases of Shares effected in the open market, and the table includes commissions paid in per share prices.

Date of Transaction	Settlement Date	Number of Shares Purchased	Purchase Price Per Share (U.S.$)
6/22/2011	6/27/2011	5,528	1.1192
6/21/2011	6/24/2011	3,385	1.1194
6/20/2011	6/23/2011	30,000	1.1305
6/17/2011	6/22/2011	24,623	1.087
6/16/2011	6/21/2011	25,000	1.09
6/15/2011	6/20/2011	35,000	1.108
6/14/2011	6/17/2011	12,600	1.0225
6/9/2011	6/14/2011	312,096	1.0201
6/2/2011	6/7/2011	6,700	1.20
5/27/2011	6/2/2011	1,500	1.1647
5/24/2011	5/27/2011	75,000	1.1662
5/13/2011	5/18/2011	44,679	1.1306
5/12/2011	5/17/2011	56,375	1.1201
5/11/2011	5/16/2011	184,009	1.0711
5/5/2011	5/10/2011	5,100	1.37
5/3/2011	5/6/2011	17,752	1.3997
4/29/2011	5/4/2011	1,830	1.3595
4/27/2011	4/27/2011	51,200	1.4194
4/25/2011	4/28/2011	120,000	1.4067

(d) The Reporting Person affirms that no person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7. Material to Be Filed as Exhibits

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  June 23, 2011

/s/Stephen Gans
Name/Title:  Stephen Gans

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)